11019557

SEC Mail
Mail Processing
Section

MAR 01 2011

Washington, DC
105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 67871

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 AND ENDING DECEMBER 31, 2010

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

MISMI, INC. FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

810 – 7TH Avenue – Suite 2200

(City)	(State)	(Zip Code)
NEW YORK,	NEW YORK	10019

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL BEATON (603) –379 - 2478

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 New York NY 10038

X Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ***ANDREW BIELER,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***MISMI, INC., as of DECEMBER 31, 2010,*** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JACQUELINE LIGHTSEY
Notary Public, State of New York
Qualified in Kings County
Reg. No. 01LI6171817
My Commission Expires July 23, 2011

X ____________________
Signature

CEO
____
Title

X ____________________
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OATH OR AFFIRMATION

I, ***RYAN ORTON,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***MISMI, INC., as of DECEMBER 31, 2010,*** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JACQUELINE LIGHTSEY
Notary Public, State of New York
Qualified in Kings County
Reg. No. 01LI6171817
My Commission Expires July 23, 2011

X Ryan T Orton
Signature

CFO
Title

1/10/11

X Jacquel. Lightsey
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OATH OR AFFIRMATION

I, *VICKI PANEK,* ~~swear~~ (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *MISMI, INC., as of DECEMBER 31, 2010,* are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X Vicki L Panek
Signature

CCO
Title

STATE OF PA
COUNTY OF BEAVER

X James G Hardt
Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
James G. Hardt, Notary Public
Chippewa Twp., Beaver County
My Commission Expires Oct. 1, 2014
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OATH OR AFFIRMATION

I, ***YINGJUE PANG,*** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***MISMI, INC., as of DECEMBER 31, 2010,*** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JACQUELINE LIGHTSEY
Notary Public, State of New York
Qualified in Kings County
Reg. No. 01LI6171817
My Commission Expires July 23, 2011

X YINGJUE PANG
Signature

Controller
Title

01/10/11

X Jacqueline Lightsey
Notary Public

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
(x) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MISMI, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS	
Cash and cash equivalents	$ 2,085,657
Deposit with clearing broker	100,000
Accounts receivable	162,538
Investment in subsidiary	39,128
Prepaid expenses and deposits	21,637
Furniture, equipment and software development, net of accumulated depreciation and amortization of $222,584 (Note 2(d))	294,280
Other assets	27,226
Total assets	$ 2,730,466
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 317,036
Total liabilities	317,036
Commitments and Contingencies (Note 5)	
Stockholders' equity (Note 6)	
Series A Preferred stock, $0.001 par value; (liquidation preference $5,014,183); 4,500,000 shares authorized; 4,229,232 issued and outstanding	4,229
Series B Preferred stock, $0.001 par value; (liquidation preference $3,696,480); 4,300,000 shares authorized; 5,024,442 issued and outstanding	5,024
Series C Preferred stock, $0.001 par value; (liquidation preference $3,696,480); 4,300,000 shares authorized; 2,586,727 issued and outstanding	2,587
Series D Preferred stock, $0.001 par value; (liquidation preference $3,696,480); 4,300,000 shares authorized; 3,575,066 issued and outstanding	3,575
Common stock, $0.001 par value, 32,400,000 shares authorized, 8,027,121 shares issued and outstanding.	8,027
Additional paid-in capital	12,139,037
Treasury stock	(19,352)
Retained earnings	(9,729,697)
Total stockholders' equity	2,413,430
Total liabilities and stockholders' equity	$ 2,730,466

The accompanying notes are an integral part of this statement.

MISMI, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

Note 1 - Nature of Business

Mismi, Inc. (The "Company") is a Delaware Corporation formed for the purpose of conducting business in the state of New York as a broker-dealer in securities.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. The Company also operates pursuant to the (k)(2)(ii) exemptive provisions of Rule 15c3-3.

Note 2- Going Concern Operation

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had limited revenues in 2010 and a loss from operations. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. The continued existence of the Company depends on a number of factors, including but not limited to, its ability to secure adequate sources of capital. Management believes the Company will be able to raise additional capital in the debt or equity markets sufficient to support future operations until principal operations commence.

Note 3- Summary of Significant Accounting Policies

a) Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. The difference between trade and settlement date reporting is not material.

b) Marketable Securities

Marketable securities owned by the Company are reflected at market value with the resulting unrealized gains and losses included in income.

c) Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Note 3- Summary of Significant Accounting Policies (continued)

d) ***Depreciation***
Depreciation of furniture, equipment, and programming costs is provided on the straight-line method over the estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the remaining terms of the lease.

e) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

f) ***Income Taxes***
The Company accounts for income taxes under SFAS No. 109, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

g) ***Stock Based Compensation***
The Company applies the fair value recognition provisions of FASB guidance related to stock-based compensation. Under these provisions, stock-based compensation expense is measured at the grant date based on the fair value of the award and is generally recognized as expense over the requisite service period.

Note 4- New Accounting Standards

In June 2009, the FASB established the FASB Accounting Standards Codification ("Codification") as the sole source of authoritative accounting principles generally accepted in the United States of America. As a result, all references to accounting literature will conform to the appropriate reference within the Codification. The adoption of the Codification, which became effective during September 2009, did not have any impact on the Company's financial statements.

The Company adopted FASB guidance related to subsequent events as of December 31, 2009. This guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. The adoption of this FASB guidance did not have a material effect on the Company's financial statements.

Note 4- New Accounting Standards (continued)

The Company adopted FASB guidance on accounting for uncertainty in income taxes effective January 1, 2009. The adoption had no impact on the Company's financial statements. A tax position is recognized as a benefit at the largest amount that is more-likely-than not to be sustained in a tax examination based solely on its merits. An uncertain tax position will not be recognized if it has less than a 50% likelihood of being sustained. Under the threshold guidelines, the Company believes no significant uncertain tax positions exist, either individually or in the aggregate, that would result in recognition of a liability for unrecognized tax benefits as of January 1, 2010 and December 31, 2010.

Note 5 - Common Stock Transactions

At the Company's inception, a former stockholder contributed partially developed technology valued at $462,731 in exchange for 5,784,133 shares of the Company's common stock. The common stock included a liquidation preference of $0.02 per share plus any unpaid dividends. In connection with the preferred stock issuance (Note 5), certain common shareholders received warrants to purchase 162,477 shares of the Company's preferred stock at $0.01 per share. These warrants expire on January 29, 2018, and are considered exercised in the event of a deemed liquidation or upon the sale of the Company's common stock in a public offering, subject to a required level of proceeds to be generated from the public offering. During the year ended December 31, 2010, these remaining warrants were exercised and converted into preferred stock for the value that was recorded as a a liability of $110,755.

Note 6 - Preferred Stock Transactions

On January 31, 2008, the Company issued 4,140,930 shares of Series A preferred stock to accredited investors for $4,320,646, of which $480,000 was in exchange for the conversion of former debt holders. These preferred shares are convertible, at the option of the holder into common shares at a rate of $1.0434 per common share, subject to certain anti-dilution provisions. The Series A preferred shares will automatically be converted into common shares upon vote or consent for the majority of these Series A preferred shareholders, or upon the sale of the Company's common stock in a public offering. The Series A preferred shares accrue dividends at an annual rate of 8%. No dividends have been declared since inception (December 21, 2006). Voting rights are conveyed to Series A preferred shareholders, to have the Company redeem some or all of such holder's Series A preferred stock, for a price per share equal to the per share purchase price plus all accrued but unpaid dividends. As of December 31, 2010, Series A preferred dividends in arrears were approximately $641,000. In connection with the Series A preferred stock issuance, former convertible debt holders received warrants to purchase 47,024 shares of the Company's preferred

Note 6 - Preferred Stock Transactions (continued)

stock at $1.0434 per share. These warrants were exercised and converted into preferred stock during 2010 for the value that was recorded as a liability of $17,087.

During June and July 2009, the Company issued 3,009,395 shares of Series B preferred stock to accredited investors for proceeds of $3,140,000. These preferred shares are convertible, at the option of the holder, into common shares at a rate of $1.0434 per common share, subject to certain anti-dilution provisions.

The Series B preferred shares will automatically be converted into common shares upon vote or consent of the majority of these Series B preferred shareholders, or upon the sale of the Company's common stock in a public offering, subject to a required level of proceeds to be generated from the public offering. The value of this conversion feature on the Series B preferred stock is approximately $10,245,000 at December 31, 2010. The Series B preferred shares accrue dividends at an annual rate of 8%. No dividends have been declared since inception. Voting rights are conveyed to Series B preferred shareholders on an as-if-converted to common stock basis. As the dividends are subject to payment based upon the Company's financial position, no dividend payable has been recorded as of December 31, 2010. Each holder of Series B preferred stock may elect, at any time after the dated six years from issuance, and upon consent of the majority of preferred shareholders, to have the Company redeem some or all of such holder's Series B preferred stock, for a price per share equal to the per share purchase price plus all accrued but unpaid dividends. As of December 31, 2010, Series B preferred dividends in arrears were approximately $137,000.

In connection with the Series B preferred stock issuance, Series B stockholders received warrants to purchase 437,033 shares of the company's preferred stock at $0.01 per share, of which 402,530 were exercised during 2009. The remaining warrants were exercised and converted into preferred stock during 2010 for the value that was recorded as a liability of $34,664.

Note 7 - Furniture and Equipment

Furniture and equipment consist of the following at December 31, 2010:

Furniture and equipment	$250,837
Software development	266,027
	516,864
Less: Accumulated depreciation	(222,584)
	$294,280

Note 8 - Stock Plan

In 2007, the Company approved the Mismi, Inc. 2007 Stock Inventive Plan (the "Plan"). The Plan was amended during 2009 to allow the Company to issue 4,666,611 shares of common stock to selected non-employees and designated employees. The Company may issue shares of common stock from either authorized and unissued shares of common stocks or from treasury shares. Grants issued under the plan are subject to certain vesting conditions as determined by the Plan's award committee as designated by the Company's Board of Directors. Generally, stock options issued under the Plan vest over a four year period, and have a 10 year life. Restricted stock awards generally vest over a period of four to six years. No shares of restricted stock were awarded during the year ended December 31, 2010. The Company awarded 2,409,304 shares of restricted stock for the period December 21, 2006 inception) through December 31, 2010, of which 1,838,730 shares were vested at December 31, 2010. The fair value of the awards issued in prior years was $0.08 per share as determined by the fair value estimate of the Company's common stock. The restricted stock awards are subject to certain conditions surrounding termination of employment and change in control events as defined by the Plan.

The Company granted stock options to certain employees and non-employees of the Company in 2010 at exercise prices which approximated fair value at the date of grant. Options granted under the Plan expire then years from the dates of grant. The weighted average grant date fair value of options granted during 2009 was $0.04. The fair value of the options is estimated using the Black-Scholes options pricing model with the following assumptions for 2009: dividend yield 0.0%, volatility of 40%, an expected term of seven years, and a risk-free interest rate ranging from 2.46% to 3.53%.

A summary of the Company's stock option activity since inception is as follows:

	Options Outstanding	Weighted Average Exercise Price
Balance, December 31, 2007		
Options granted	419,300	$0.08
Options exercised	-	
Options forfeited	-	
Balance , December 31, 2008	419,300	$0.08
Options granted	1,063,370	$0.08
Options exercised	35,397	$0.08
Options forfeited	300,910	$0.08
Balance, December 31, 2009	$1,146,363	$0.08

Stock options exercisable are 289,761 at December 31, 2009. Compensation expense related to the Company's stock based compensation under the restricted stock and stock option arrangements was $53,462 for the year ended December 31, 2009 and $161,662 for the period December 31, 2006 (inception) through

Note 8 - Stock Plan (continued)

December 31, 2010. Total unrecognized stock compensation expense was $82,195 at December 31, 2010. This expense will be recognized over a weighted average period of approximately four years.

Note 9- Related Party Transactions

The Company had a lease agreement for office space with a former stockholder. Rent expense was $109,682.

Included in receivables is approximately $20,000 by a subsidiary 50% owned by the company. Certain administrative functions of the Company are performed by officers or employees of related entities for which no fees are charged.

Note 10- Income Tax

At December 31, 2010 the Company had a net operating loss of approximately $6,080,000 for income tax purposes. This carryforward will begin to expire in 2027. A valuation allowance of $4,790,000 has been established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition. The company is subject to federal and New York State income taxes. The company is not subject to examination by tax authorities before 2027.

Note 11- Commitments and Contingencies

Office Space
The Company leases its premises under a lease expiring June 30, 2013. Future approximate minimum annual rental expense for the fiscal year ended September 30, is:

2011	$170,532
2012	$170,532
2013	$170,532
2014	$ 28,422 (2 months)

Other
A former stockholder paid for expenses during the start-up operations of the Company. The expenses were never recorded on the books of the Company. The amount of the expense is in dispute, and the Company and the shareholder are in discussion in an attempt to resolve. The outcome of these discussions is not expected to have a material adverse affect on the Company's financial statements.

Note 12 - Financial Instruments with Off-Balance Sheet Credit Risk (continued)

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company

Note 12 - Financial Instruments with Off-Balance Sheet Credit Risk

introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 13 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2010, the Company had net capital of $1,920,616 which was $1,899,470 in excess of its required net capital of 21,146. The Company's net capital ratio was 16.51%.

A copy of the Firm's Statement of Financial Condition as of December 31, 2010, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Mismi, Inc.
810 Seventh Avenue
New York, NY 10019

We have audited the accompanying statement of financial condition of Mismi, Inc. as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's ability to continue in the normal course of business is dependent upon the success of future operations. The Company has limited operating revenues and an operating loss, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Mismi, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 20, 2011

MISMI, INC.
INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2010

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Stockholders of
Mismi, Inc.
810 Seventh Avenue
New York, NY 10019

Gentlemen:

In planning and performing our audit of the financial statements of Mismi, Inc. as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion of the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11); and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity' internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing.

This report recognizes that it is not practicable in an organization the size of this Company to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (N.Y.)

New York, NY
February 20, 2011